GPAQ Acquisition Holdings, Inc.

780 Fifth Avenue South
Naples, FL 34102

February 14, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Information Technologies and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Katherine Bagley

Re:	GPAQ Acquisition Holdings, Inc.

Amendment No. 2 to Registration Statement on Form S-4

Filed February 7, 2020

File No. 333-234655

Dear Ms. Bagley:

GPAQ Acquisition Holdings, Inc. (the “Company”, “Holdings”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated February 13, 2020, regarding our Amendment No. 2 to Registration Statement on Form S-4 (“Amendment No. 2 to Registration Statement”) previously filed on February 7, 2020.

A marked version of Amendment No. 3 to the Registration Statement (“Amendment No. 3 to Registration Statement”) is enclosed herewith reflecting all changes to Amendment No. 2 to Registration Statement. For the Staff’s convenience, we have recited the Staff’s comments in bold below and have followed each such comment with the Company’s response.

Amendment No. 2 to Registration Statement on Form S-4 Filed February 7, 2020

Risk Factors

“We are relying on various forms of public financing to finance the Company.”, page 53

1.	We note your response to comment 4, and your amended disclosure on page 53, but it was not fully responsive to our comment. Please amend your disclosure to describe the risks to shareholders if you were to obtain financing through the Anticipated Future Debt.

In response to the Staff’s comment, we have revised the disclosure on page 53 of Amendment No. 3 to Registration Statement.

The Business Combination Proposal

Projected Financial Information Provided by HOFV, page 92

2.	Reference is made to your disclosure of projected Adjusted EBITDA. Please revise to include the disclosures required by Item 10(e)(i) of Regulation S-K. In addition, tell us and disclose why the projected Revenue and Adjusted EBITDA amounts disclosed do not agree to the amounts in the Investor Presentation filed in GPAQ’s Form 8-K filed January 8, 2020. Finally, reference is made to the fiscal 2019 projected revenue of $16.7 million. HOFV total revenues for the nine months ended September 30, 2019 were $6.2 million. Please tell us why you expect $10.5 million in total revenues in the three months ended December 31, 2019.

We respectfully advise the Staff that, in its comment letter to the Company dated February 5, 2020, the Staff requested that the Company disclose the projections referenced in the Registration Statement that had been reviewed by the Board of Directors. In response, Amendment No. 2 to Registration Statement contained disclosure of the projections provided by HOFV to the Company in July 2019. These projections consisted solely of projected revenue and adjusted EBITDA numbers.

In response to the Staff’s comment to include the disclosures required by Item 10(e)(i) of Regulation S-K, we respectfully advise the Staff that the Company was not provided with such information. The Company is concerned that if it were to include such information, it could mislead shareholders into thinking that the information had a part in the Board’s decision, which it did not.

In addition, we respectfully advise the Staff that the projections reviewed by the Board in July 2019 were based on HOFV’s assumptions as of that date and were subsequently updated by HOFV, which is the reason for the difference in the amounts noted by the Staff. An updated copy of the investor presentation containing the updated projections was furnished by GPAQ in its Current Report on Form 8-K dated January 8, 2020, which superseded and replaced the prior versions. We have included the updated projections dated January 8, 2020 on page 92 of Amendment No. 3 to Registration Statement.

3.	Please tell us your consideration of disclosing projected net income (loss) and earning (loss) per share. Refer to Item 10(b)(2) of Regulation S-K.

As noted in our response to Comment #2 above, we respectfully advise the Staff that, in its comment letter to the Company dated February 5, 2020, the Staff requested that the Company disclose the projections referenced in the Registration Statement that had been reviewed by the Board of Directors. In response, Amendment No. 2 to Registration Statement contained disclosure of the projections provided by HOFV to the Company. These projections consisted solely of projected revenue and adjusted EBITDA numbers.

The Company did not receive, and therefore did not consider, net income (loss) or earning (loss) per share. As a result, the projections the Company included in Amendment No. 2 to Registration Statement only included the projected revenue and adjusted EBITDA information. Accordingly, the Company and its advisors are concerned that the addition, after the fact, of net income (loss) or earning (loss) per share would be potentially misleading because such information was not provided to the Company by HOFV and thus was not taken into account during the Company’s evaluation of the Business Combination. Requiring disclosure of net income (loss) or earning (loss) per share numbers would require their preparation today, long after the time of decision by the Company’s Board of Directors. Such numbers would also have no relevance to the disclosure previously requested by the Staff.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Stephen M. Cohen, Esq. at smcohen@foxrothschild.com or by telephone at (215) 299-2744.

Very truly yours,

/s/ James J. Dolan
James J. Dolan, Chief Executive Officer

cc:	Fox Rothschild LLP